

2-1250 Waverley Street
Winnipeg, Manitoba, Canada R3T 6C6
Phone: 204-487-7412
Fax: 204-488-9823

MEDICURE REPORTS FINANCIAL RESULTS FOR QUARTER AND YEAR ENDED DECEMBER 31, 2017

WINNIPEG, CANADA – (May 1, 2018) Medicure Inc. ("**Medicure**" or the "**Company**") (TSXV:MPH, OTC:MCUJF), a cardiovascular pharmaceutical company, today reported its results from operations for the quarter and year ended December 31, 2017.

Year Ended December 31, 2017 Highlights:

- Recorded net revenue from the sale of AGGRASTAT® (tirofiban hydrochloride) of $27.1 million during the year ended December 31, 2017 compared to $29.3 million for the year ended December 31, 2016;

- Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA)[1] for the year ended December 31, 2017 was $4.6 million compared to adjusted EBITDA of $8.2 million for the year ended December 31, 2016; and

- Net income for the year ended December 31, 2017 was $43.4 million, which includes the gain on the sale of the Apicore business which occurred in October 2017, compared to net income of $27.0 million for the year ended December 31, 2016.

Financial Results

Net revenues from AGGRASTAT® for the year ended December 31, 2017 were $27.1 million compared to $29.3 million for the year ended December 31, 2016.

Net revenues for the three months ended December 31, 2017 were $5.0 million compared to $7.3 million for the three months ended December 31, 2016.

The Company recorded a restatement to its 2016 revenues, adjusted EBITDA and net income reducing those amounts by $674,833 and increasing accounts payable and accrued liabilities by the corresponding amount pertaining to an additional accrual for product discounts required at December 31, 2016.

The Company continues to experience an increase in patient market share held by the product and an increase in the number of new hospital customers using AGGRASTAT® leading to the highest hospital demand for AGGRASTAT® in the Company's history. Although, there was an increase in use of AGGRASTAT®, the lower net income was largely due to a stronger Canadian dollar compared to its US counterpart and increased competitive pricing of generic Integrilin.

Medicure continues to focus on expanding the customer base for AGGRASTAT® and diversification of revenues with the acquisition of additional cardiovascular drugs for the US market, such as the recently launched ZYPITAMAG™ (pitavastatin).

Adjusted EBITDA for the year ended December 31, 2017 was $4.6 million compared to $8.2 million for the year ended December 31, 2016. The decrease in adjusted EBITDA for the year is the result of the lower revenues which were due primarily to lower discounted prices for AGGRASTAT® and a higher Canadian dollar. Adjusted EBITDA for the three months ended December 31, 2017 was negative $0.6 million compared to $0.8 million for the three months ended December 31, 2016.

Net income for the year ended December 31, 2017 was $43.4 million or $2.78 per share which includes income of $11.5 million or $0.74 per share from continuing operations and income from discontinued operations of $31.9 million or $2.04 per share, which includes the operations of Apicore and the gain on the sale of the Apicore business. This compares to net income of $27.0 million or $1.80 per share for the year ended December 31, 2016.

Net income for the three months ended December 31, 2017 was $51.5 million or $3.27 per share primarily relating to the gain on the sale of the Apicore business compared to net income of $23.8 million or $1.53 per share for the three months ended December 31, 2016.

At December 31, 2017, the Company had unrestricted cash totaling $5.3 million compared to $12.3 million as of December 31, 2016. The decrease in cash is due to higher interest payments made during the year relating to the debt obtained in November 2016 and the acquisition of additional common shares of Apicore during the period, as well as the repayment of the Company's long-term debt from the proceeds of the sale of the Apicore business. Cash from operating activities of approximately $21.9 million for the year ended December 31, 2017 resulted from increased accounts payable and accrued liabilities at December 31, 2017, which were settled subsequent to year end.

All amounts referenced herein are in Canadian dollars unless otherwise noted.

Notes

[1] The Company defines EBITDA as "earnings before interest, taxes, depreciation, amortization and other income or expense" and Adjusted EBITDA as "EBITDA adjusted for non-cash and one-time items". The terms "EBITDA" and "Adjusted EBITDA", as it relates to the quarters and years ended December 31, 2017 and 2016 results prepared using International Financial Reporting Standards ("IFRS"), do not have any standardized meaning according to IFRS. It is therefore unlikely to be comparable to similar measures presented by other companies.

Conference Call Info:

Topic: Medicure's Fiscal Year End 2017 Results

Call date: Wednesday, May 2, 2018

Time: 7:00 AM Central Time (8:00 AM Eastern Time)

Canada toll-free: 1 (888) 465-5079   Canada toll: 1 (416) 216-4169

United States toll-free: 1 (888) 545-0687

Passcode: 6477570#

Webcast: This conference call will be webcast live over the internet and can be accessed from the Medicure investor relations page at the following link: http://www.medicure.com/investors.html

You may request international country-specific access information by e-mailing the Company in advance. Management will accept and answer questions related to the financial results and operations during the question-and-answer period at the end of the conference call. A recording of the call will be available following the event at the Company's website.

About Medicure

Medicure is a pharmaceutical company focused on the development and commercialization of therapeutics for the U.S. cardiovascular market. The primary focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection and ZYPITAMAG™ (pitavastatin) tablets in the United States, where they are sold through the Company's U.S. subsidiary, Medicure Pharma, Inc. For more information on Medicure please visit www.medicure.com.

For more information, please contact:
James Kinley
Chief Financial Officer
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
www.medicure.com

To be added to Medicure's e-mail list, please visit:
http://medicure.mediaroom.com/alerts

changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its Form 20F for the year ended December 31, 2016.

AGGRASTAT® (tirofiban hydrochloride) is a registered trademark of Medicure International Inc.

Consolidated Statements of Financial Position
(expressed in Canadian dollars)

As at December 31		**2017**		2016 - Restated
Assets				
Current assets:				
Cash and cash equivalents	$	**5,260,480**	$	12,266,177
Cash held in escrow		**-**		12,809,072
Accounts receivable		**8,588,255**		17,200,778
Consideration receivable		**82,678,366**		-
Inventories		**3,075,006**		12,176,644
Prepaid expenses		**903,914**		759,077
Assets held for sale		**14,052,861**		-
Total current assets		**114,558,882**		55,211,748
Non-current assets:				
Property, plant and equipment		**221,622**		10,300,639
Goodwill		**-**		47,485,572
Intangible assets		**1,756,300**		100,864,817
Other assets		**-**		161,891
Holdback receivable		**12,068,773**		-
Deferred tax assets		**326,108**		701,000
Total non-current assets		**14,372,803**		159,513,919
Total assets	$	**128,931,685**	$	214,725,667
Liabilities and Equity				
Current liabilities:				
Short-term borrowings	$	**-**	$	1,383,864
Accounts payable and accrued liabilities		**10,371,103**		17,917,199
Accrued transaction costs		**22,360,730**		-
Current income taxes payable		**2,428,560**		504,586
Current portion of royalty obligation		**1,537,202**		2,019,243
Deferred revenue		**-**		1,161,608
Current portion of finance lease obligations		**-**		89,241
Current portion of long-term debt		**-**		2,883,752
Derivative option on Apicore Class C shares		**-**		32,901,006
Liability to repurchase Apicore Class E shares		**-**		2,700,101
Liabilities held for sale		**6,976,313**		-
Total current liabilities		**43,673,908**		61,560,600
Non-current liabilities				
Royalty obligation		**2,911,810**		3,666,479
License fee payable		**501,800**		-
Long-term debt		**-**		68,180,424
Finance lease obligations		**-**		242,449
Due to vendor		**-**		2,759,507
Fair value of Apicore Series A-1 preferred shares		**-**		1,755,530
Other long-term liabilities		**1,135,007**		133,999
Deferred tax liability		**-**		38,142,775
Total non-current liabilities		**4,548,617**		114,881,163
Total liabilities		**48,222,525**		176,441,763

(continued on next page)

Consolidated Statements of Financial Position (continued)
(expressed in Canadian dollars)

As at December 31	2017	2016 – Restated
Equity:		
Share capital	125,733,727	124,700,345
Warrants	1,948,805	2,020,152
Contributed surplus	6,897,266	6,756,201
Accumulated other comprehensive income	673,264	681,992
Deficit	(54,543,902)	(97,964,786)
Total equity attributable to shareholders of the Company	80,709,160	36,193,904
Non-controlling interest	-	2,090,000
Total equity	80,709,160	38,283,904
Total liabilities and equity	$ 128,931,685	$ 214,725,667

Consolidated Statements of Net Income and Comprehensive Income
(expressed in Canadian dollars)

For the year ended December 31	2017	2016 - Restated	2015
Revenue, net			
AGGRASTAT®	**$ 27,132,832**	$ 29,304,800	$ 22,083,128
Cost of goods sold	**3,464,686**	3,721,191	2,259,867
Gross profit	**23,668,146**	25,583,609	19,823,261
Expenses			
Selling, general and administrative	**14,867,635**	15,417,604	10,237,116
Research and development	**5,148,233**	3,630,079	4,865,255
	20,015,868	19,047,683	15,102,371
Income before the undernoted	**3,652,278**	6,535,926	4,720,890
Other (income) expense:			
Revaluation of holdback receivable	**(82,489)**	-	-
Revaluation of long-term derivative	**-**	-	(33,080)
Impairment loss (reversal of impairment loss)	**635,721**	-	(788,305)
Loss on settlement of debt	**-**	-	60,595
	553,232	-	(760,790)
Finance costs (income):			
Finance expense, net	**837,461**	2,478,914	4,123,452
Foreign exchange (gain) loss, net	**(175,459)**	262,469	68,799
	662,002	2,741,383	4,192,251
Net income before income taxes	**$ 2,437,044**	$ 3,794,543	$ 1,289,429
Income taxes recovery (expense)			
Current	**9,392,836**	(501,315)	-
Deferred	**(333,187)**	331,095	379,000
Net income before discontinued operations	**$ 11,496,693**	$ 3,624,323	$ 1,668,429
Net income from discontinued operations, net of tax	**31,924,191**	23,358,318	-
Net income	**$ 43,420,884**	$ 26,982,641	$ 1,668,429
Translation adjustment, attributable to:			
Continuing operations	**(30,295)**	(400,829)	806,059
Discontinued operations	**21,567**	(21,567)	-
Comprehensive income	**$ 43,412,156**	$ 26,560,245	$ 2,474,488
Earnings per share from continuing operations			
Basic	$ 0.74	$ 0.24	$ 0.12
Diluted	$ 0.63	$ 0.21	$ 0.11
Earnings per share from discontinued operations			
Basic	$ 2.04	$ 1.56	$ -
Diluted	$ 1.76	$ 1.35	$ -
Earnings per share			
Basic	$ 2.78	$ 1.80	$ 0.12
Diluted	$ 2.39	$ 1.56	$ 0.11

Consolidated Statements of Cash Flows
(expressed in Canadian dollars)

For the year ended December 31	2017	2016 - Restated	2015
Cash (used in) provided by:			
Operating activities:			
Net income from continuing operations for the year	$ 11,496,693	$ 3,624,323	$ 1,668,429
Net income from discontinued operations for the year	31,924,191	23,358,318	-
	43,420,884	26,982,641	1,668,426
Adjustments for:			
Gain on sale of Apicore	(55,254,236)	-	-
Current income tax (recovery) expense	(9,392,836)	504,586	-
Deferred income tax (recovery) expense	(1,513,868)	301,512	(379,000)
Impairment loss (reversal of impairment loss)	635,721	-	(788,305)
Revaluation of holdback receivable	(82,489)	-	-
Revaluation of long-term derivative	-	(20,560,440)	(33,080)
Gain on step acquisition	-	(4,895,573)	-
Loss on settlement of debt	-	-	60,595
Amortization of property, plant and equipment	1,173,019	189,008	31,544
Amortization of intangible assets	6,633,957	2,192,024	659,390
Share-based compensation	623,115	1,400,241	1,460,316
Write-down (write-up) of inventories	385,289	(108,817)	40,920
Finance expense, net	837,461	3,416,678	4,123,452
Difference between fair value of other long-term liability and funding received	-	-	47,222
Unrealized foreign exchange loss	270,663	215,386	111,817
Change in the following:			
Accounts receivable	(3,713,375)	(4,174,691)	(8,185,940)
Inventories	145,339	2,520,499	(1,230,619)
Prepaid expenses	76,724	1,706,109	(1,124,095)
Other Assets	33,130	(1,229)	-
Accounts payable and accrued liabilities	48,398,200	143,257	4,637,217
Deferred revenue	(621,455)	(382,727)	-
Other long-term liabilities	77,467	(102,828)	-
Interest paid	(7,485,956)	(1,223,664)	(314,300)
Income taxes paid	(894,327)	-	-
Royalties paid	(1,829,295)	(1,712,390)	(642,768)
Cash flows from operating activities	**21,923,132**	6,409,582	142,795
Investing activities:			
Proceeds from Apicore Sale Transaction	89,719,599	-	-
Acquisition of Class C common shares of Apicore	(31,606,865)	-	-
Acquisition of Class E common shares of Apicore	(2,640,725)	-	-
Acquisition of Apicore, net of cash acquired	-	(41,711,546)	-
Acquisition of property, plant and equipment	(1,194,703)	(464,208)	(226,570)
Acquisition of intangible assets	(127,144)	-	-
Cash flows from (used in) investing activities	**54,150,162**	(42,175,754)	(226,570)

(continued on next page)

8

Consolidated Statements of Cash Flows (Continued)
(expressed in Canadian dollars)

For the year ended December 31	2017	2016 - Restated	2015
Financing activities:			
Issuance of common shares, net of share issue costs	**-**	-	3,630,324
Proceeds from exercise of stock options	**519,999**	1,844,130	33,165
Proceeds from exercise of Apicore stock options	**421,942**	-	-
Proceeds from exercise of warrants	**92,332**	39,172	150,245
Issuance of long-term debt	**-**	56,781,184	-
Repayment of long-term debt	**(75,180,908)**	(1,666,666)	(694,444)
Repayment of note payable to Apicore	**(18,507,400)**	-	-
Increase in short-term borrowings	**161,923**	332,555	-
Decrease (increase) in cash held in escrow	**12,809,072**	(12,809,072)	-
Finance lease payments	**(101,946)**	(10,463)	-
Payment of due to vendor	**(3,185,945)**	-	-
Cash flows (used in) from financing activities	**(82,970,931)**	44,510,840	3,119,290
Foreign exchange (loss) gain on cash held in foreign currency	**(108,060)**	(47,083)	39,208
Increase (decrease) in cash	**(7,005,697)**	8,697,585	3,074,723
Cash and cash equivalents, beginning of period	**12,266,177**	3,568,592	493,869
Cash and cash equivalents, end of period	**$ 5,260,480**	$ 12,266,177	$ 3,568,592